OFA Group

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street

Cheung Sha Wan, Hong Kong

Tel: +852 21370122

April 8, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Jenna Hough
Erin Jaskot

Re:	OFA Group
Registration Statement on Form F-1
Initially filed February 21, 2025, as amended
File No. 333-285103

Dear Jenna Hough and Erin Jaskot,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OFA Group hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on Wednesday, April 9, 2025, at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Li Hsien Wong
Li Hsien Wong
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Sheppard, Mullin, Richter & Hampton LLP